Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

VIA EDGAR

May 16, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Carlos Pacho

Re: Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-35134

Dear Mr. Pacho:

We have received your comment letter dated May 2, 2016, and the following represents our response to your comment. For your ease of reference, we have included your original comment in italics below and have provided our responses after that comment. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise. References in this letter to the “U.S. filing group” are references to the subset of the Company’s consolidated subsidiaries that are included in its U.S. federal income tax return.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 71

Income Taxes, page 74

We note the evidence you considered for the release of the majority of your valuation allowance against your U.S. federal and state deferred tax assets in the fourth quarter of 2015. Based on your historical operating results, it appears that the realization of your deferred tax assets is dependent on material improvement over present levels of pre-tax income, including the impact of acquired entities. Given the significant portion of U.S. operating loss carryforwards expiring between 2023 and 2027, tell us in detail the material assumptions underlying your determination of the expected U.S. pre-tax income amount needed to realize your deferred tax assets. Tell us how you weighted all of the positive and negative evidence, including to the extent to which it can be objectively verified, in reaching your conclusion to reverse the valuation allowance. Please refer to ASC 740-10-30-21 through 30-23.

Response: We note the Staff’s focus on the adequacy of the Company’s present levels of pre-tax income in relation to the ability to realize its deferred tax assets.  As demonstrated below, if the U.S. filing group’s pretax income within the Company’s reported results in the quarter ended March 31, 2016 are annualized and simply held constant, that level of pretax income will be sufficient to fully realize its deferred tax assets without any assumptions of further improvement.

Pursuant to ASC 740-10-31-21 through 30-23, the Company considered all available evidence and applied judgment in determining the effect of positive and negative evidence and the weight that should be given to that evidence based on its ability to objectively verify it.

The material assumptions underlying the Company’s determination of the expected U.S. filing group’s pre-tax income needed to realize its U.S. federal and state deferred tax assets are the Company’s internal forecasts of its U.S. filing group’s future pre-tax income, the nature and timing of future deductions and income represented by existing deferred tax assets and liabilities, and that the U.S. filing group will, at a minimum, maintain its current level of pre-tax income. The Company considered the positive evidence from these three assumptions, but noted the only objectively verifiable driver that was material to these assumptions was the U.S. filing group’s pre-tax income. ASC 740-10-30-21 states “Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

a.	A history of operating loss or tax credit carryforwards expiring unused

b.	Losses expected in early future years (by a presently profitable entity)

c.	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years

d.
A carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.”

The “other examples” included above as negative evidence are not applicable to Level 3. The positive evidence - including the U.S. filing group’s movement in the fourth quarter of 2015 into a cumulative income position for the most recent three-year period, its recent eight out of nine consecutive quarters of pre-tax income, and its internal forecasts of future pre-tax income - outweighed the objectively verifiable negative evidence, which was primarily the U.S. filing group’s extended history of large pre-tax losses through the year ended 2013.1

The U.S. filing group generated a substantial amount of pre-tax losses during its history of operations through the year ended 2013. This is strong negative evidence that is objectively verifiable and difficult to overcome when supporting a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax assets.  Strong positive evidence that can overcome such negative evidence, however, is a recent history of sustainable pre-tax income. The U.S. filing group achieved positive pre-tax income in eight out of the nine most recent quarters as of December 31, 2015.2 As a result of this recent profitability, the U.S. filing group moved out of a cumulative loss position for the most recent three-year period in the fourth quarter of 2015 and was able to utilize in excess of $400 million of net operating losses in 2015. The U.S. filing group achieved the transition from pre-tax losses to pre-tax income through acquisitions, organic growth, cost management, and debt refinancings that resulted in significant reductions to interest expense. Such improvements combined with the fact that the Company’s primary business is driven by monthly recurring service revenue, support the assumption that the pre-tax income growth of the U.S. filing group is sustainable and reasonable.

1 The U.S. filing group reached positive cumulative pre-tax income for the most recent three-year period during the fourth quarter of 2015. Please refer to the table below for further discussion.
2 The only quarter during which the U.S. filing group generated a pre-tax loss was the fourth quarter of 2014 and that loss was driven by integration and debt refinancing costs associated with the acquisition of tw telecom inc.

Accordingly, the objectively verifiable positive evidence of recent pre-tax income history, revenue growth, operating cost reductions, interest expense reductions, in addition to the more inherently subjective internally forecasted future pre-tax income, outweighs negative evidence such as the U.S. filing group’s extended history of pre-tax losses as well as any subjective negative evidence that could affect future pre-tax income, therefore supporting a reversal of the U.S. federal and the majority of the state valuation allowances during the fourth quarter of 2015.

The following table demonstrates the U.S. filing group’s transition from pre-tax losses to pre-tax income as disclosed in its Form 10-K filings for the calendar years indicated ($ in millions).

U.S. filing group
Pre-Tax
Year	Income (Loss)[3]
2012	$ (434) [4]
2013	(122)
2014	207
2015	401

With respect to the material assumptions underlying the Company’s determination of the expected U.S. pre-tax income needed to realize its deferred tax assets, it understands that forecasts are inherently subjective and that it is generally preferred that the source of positive evidence for the utilization of the deferred tax assets comes from what has already been demonstrated or is otherwise objectively verifiable. Accordingly, the foundation of the projection process is the amount and trend of pre-tax income during the past year because this evidence is typically the most objective indicator available. At the end of 2015, the U.S. filing group prepared a forecast of pre-tax income for 2016 taking into consideration the factors that drove the U.S. filing group from pre-tax losses to pre-tax income described above. The Company’s recently reported pre-tax income for the quarter ending March 31, 2016 yielded annualized results of an assumed full year pre-tax income of approximately $800 million5 for the U.S. filing group, which is consistent with the forecast of pre-tax income prepared for 2016 and was considered in connection with the valuation allowance release in the fourth quarter of 2015.

Approximately $5.9 billion of the Company’s U.S. operating loss carryforwards available for federal income tax purposes expire through 2027, as noted on page F-40 of the 2015 Form 10-K, as filed February 26, 2016. While the U.S. filing group expects to grow pre-tax income in future periods, a conservative approach that assumes constant pre-tax income and does not assume any growth for the U.S. filing group based on annualized Q1 2016 results of approximately $800 million noted above would yield $9.6 billion of cumulative pre-tax income during the same twelve year period (2016-2027).

3 Refer to page F-38 in the 2015 Form 10-K, as filed February 26, 2016, for U.S. and non-U.S. components of income (loss) before income taxes for each of the three years ended December 31, 2015, 2014 and 2013.
4 Refer to page F-54 in the 2014 Form 10-K, as filed February 27, 2015, for U.S. and non-U.S. components of income (loss) before income taxes for the period ended December 31, 2012.
5 During Q1 2016, the Company generated consolidated income before income taxes of $218 million, of which approximately $210 million belonged to the U.S. filing group. The Company expects to incur a charge of $40 million related to loss on modification and extinguishment of debt in Q2 2016. Annualized Q1 2016 results have been adjusted for this discrete item which will occur in Q2 2016, resulting in an assumed full year pre-tax income of approximately $800 million. For Q1 2016 results, please refer to the consolidated statement of income on page 3, and footnote 5 related to the loss on modification and extinguishment of debt expected to be incurred in Q2 2016 on page 15 of the Form 10-Q for the period ended March 31, 2016, as filed May 6, 2016.

Therefore, given the U.S. filing group’s current level of pre-tax income as of March 31, 2016, the Company conservatively expects to generate income before taxes in future periods at a level that is sufficient to utilize all of its U.S. net operating losses prior to their expiration. Even if the actual pre-tax income results vary negatively from the conservative approach discussed above, the Company has several additional years available to utilize its net operating losses demonstrating that the realization of its deferred tax assets is not dependent on material improvement over present levels of pre-tax income.

The Company has reviewed the discussion regarding income taxes in its periodic reports and based upon the Staff’s comment, expanded the discussion in its March 31, 2016 Form 10-Q. Please see Exhibit 1 for the Company’s disclosure that it included on page 33 of its March 31, 2016 Form 10-Q, as filed May 6, 2016 with underlined wording to reflect the additional disclosure it included compared to that provided on pages 74 and 75 of its December 31, 2015 Form 10-K, as filed February 26, 2016. The Company’s March 31, 2016 Form 10-Q disclosure clarifies:

•	the uncertainties surrounding the realization of its deferred tax assets;

•	material assumptions underlying the realization of its deferred tax assets; and

•	that its realization is not dependent on material improvements over its present level of U.S. pre-tax income.

As a result of the discussion above, the Company does not believe there is significant objective negative evidence indicating uncertainty regarding the realization of the deferred tax assets; therefore, the disclosure of countervailing positive evidence that the Company relied upon in making its decision to reverse the valuation allowance is not considered necessary.

*    *    *

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2015;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to your comment. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer

Exhibit 1

Critical Accounting Policies

Income Taxes

The Company recognizes deferred tax assets and liabilities for its United States and non-U.S. operations, for operating loss and other credit carry forwards and the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Company's financial statements or tax returns, and future profitability by tax jurisdiction.

The Company has historically provided a valuation allowance to reduce its U.S. federal, state and non-U.S. deferred tax assets to the amount that is more likely than not to be realized; however, in the fourth quarter 2015, the Company released the majority of its valuation allowance against its U.S. federal and state deferred tax assets, resulting in a non-cash benefit to income tax expense of approximately $3.3 billion, $3.1 billion of which was related to future earnings. Given the Company’s current level of pre-tax income, and assuming the Company maintains this current level of pre-tax income at a minimum, the Company expects to generate income before taxes in the United States in future periods at a level that would fully utilize its U.S. federal and the majority of its state net operating loss carryforward balances. The Company continues to maintain a valuation allowance of approximately $1 billion as of March 31, 2016, against net deferred tax assets, primarily in non-U.S. and certain of its state jurisdictions where it does not currently believe that the realization of its deferred tax assets is more likely than not.

The Company evaluates its deferred tax assets quarterly to determine whether adjustments to the valuation allowance are appropriate in light of changes in facts or circumstances, such as changes in expected future pre-tax earnings, tax law, interactions with taxing authorities and developments in case law. In making this evaluation, the Company relies on its recent history of pre-tax earnings. The Company's material assumptions are its forecasts of future pre-tax earnings and the nature and timing of future deductions and income represented by the deferred tax assets and liabilities, all of which involve the exercise of significant judgment.

The Company had a valuation allowance on many of its non-U.S. jurisdictions as of March 31, 2016. The Company monitors its cumulative loss position in these non-U.S. jurisdictions and other evidence each quarter to determine the appropriateness of its valuation allowance. As the Company expects to generate income before taxes in certain of its non-U.S. jurisdictions in future periods and based on the anticipated level of future profitability, it is reasonably possible that it could release a relatively insignificant portion of the valuation allowance related to certain of its non-U.S. deferred tax assets in the remaining nine months of 2016.

Although the Company believes its estimates are reasonable, the ultimate determination of the appropriate amount of valuation allowance involves significant judgment.